

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2018

Gil M. Labrucherie
Senior Vice President and Chief Financial Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, California 94158

      Re: Nektar Therapeutics
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed March 1, 2017
          File No. 000-24006

Dear Mr. Labrucherie:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                         Division of Corporation Finance
                         Office of Healthcare & Insurance